

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Nelson Chai
Chief Financial Officer
Uber Technologies, Inc.
1515 3rd Street
San Francisco, California 94158

   Re: Uber Technologies, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2020
     Filed March 1, 2021
     File No. 1-38902

Dear Mr. Chai:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Notes to Consolidated Financial Statements
Note 1 - Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 99

1. We note you have a membership or "Pass" program allowing users to unlock savings across platforms for a monthly fee. Please explain the significance of this program and your consideration of disclosing your accounting policy with regards to revenue recognition. Also, please explain how you allocate membership revenue across the segments offering this program.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services